BAA PLC – Rule 2.10 Announcement

BAA plc ('BAA') announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that subsequent to an issue of 6,729 ordinary shares under the BAA 1996 Share Option Scheme, its issued share capital as at the 27 April 2006 comprises 1,080,846,148 ordinary shares of 100 pence each. The ISIN reference number for these securities is GB0000673409.

In addition, at 27 April 2006, BAA also has the following securities in issue:

Sterling denominated convertible bonds totalling £424m. The ISIN reference number for these securities is XS0145301692.

Sterling denominated convertible bonds totalling £425m. The ISIN reference number for these securities is XS0174150937.

For further information on BAA plc see www.baa.com

Enquiries:

Duncan Bonfield, BAA plc

Tel: +44 (0) 20 7932 6831